SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

■	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007

Or

□	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________________

Commission File Number 0-15083

The South Financial Group, Inc. 401(k) Plan

(Full title of the plan)

The South Financial Group, Inc.

102 South Main Street

                        Greenville, SC, 29601____________

(Name of Issuer of the securities held pursuant to the

plan and address of its principal executive office)

                 (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

2

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The South Financial Group, Inc. 401(k) Plan
(Name of Plan)

Date: June 25, 2008	By: /s/ David Bell
Director of Compensation – Benefits
Plan Administrator

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The South Financial Group, Inc.

401(k) Plan

Greenville, South Carolina

We have audited the accompanying statements of net assets available for benefits of The South Financial Group, Inc. 401(k) Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Fort Lauderdale, Florida

June 23, 2008

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS
Investments, at fair value (Note 4)	$82,459,697	$78,824,300
Participant loans	1,413,343	1,301,710
Cash	539,313	597,087

Receivables
Accrued income	1,362,819	793,350
Employer contribution	233,087	234,478

Total assets	86,008,259	81,750,925

NET ASSETS AVAILABLE FOR BENEFITS	$86,008,259	$81,750,925

See accompanying notes to financial statements.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2007

Additions to net assets attributed to:
Investment income (loss)
Net depreciation in fair value of investments (Note 4)	$(5,986,916)
Interest and dividends	4,809,889

Total investment loss	(1,177,027)

Contributions
Employer	5,438,892
Participant	8,260,030
Rollover	1,424,734

Total contributions	15,123,656

Total additions	13,946,629

Deductions from net assets attributed to:

Benefits paid to participants	15,354,581
Administrative expenses	142,218

Total deductions	15,496,799

Net decrease before transfers	(1,550,170)

Transfers in – Plan merger (Note 9)	5,807,504

Net increase	4,257,334

Net assets available for benefits
Beginning of year	81,750,925

End of year	$86,008,259

See accompanying notes to financial statements.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN

The following description of The South Financial Group, Inc. 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all eligible employees of The South Financial Group, Inc. and its subsidiaries (collectively Company, Employer) who are age eighteen or older. An employee is eligible to receive the Employer’s matching contribution after completing a year of service. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions: Each year, participants may contribute up to 100 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may make a discretionary employer matching contribution of a percentage of compensation that a participant contributes to the Plan. The Company may also make a discretionary non-elective contribution. Contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan. Participants may change their investment options at any time.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service according to the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

(Continued)

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeitures:Per the Plan document, the forfeitures may first be used to pay any administrative expenses of the Plan and then to reduce future Employer contributions. As of December 31, 2007 and 2006, forfeited amounts of $340,971 and $338,181, respectively, were available. During 2007, forfeitures of $142,218 were used to pay administrative expenses, and forfeitures of $150,000 were used to reduce employer contributions.

Loan Provisions: Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.

Administrative Expenses: Certain costs incurred in the administration of the Plan have been paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition: The Plan's investments other than money market funds are stated at fair value. Money market funds are stated at cost, which approximates fair value. Quoted market prices are used to value shares of mutual funds and common stocks traded on a national exchange. Participant loans are stated at principal amounts, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term in the estimated fair value of the Plan’s investment in employer stock.

(Continued)

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds and the Company common stock. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefits is not anticipated to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Concentration of Credit Risk: At December 31, 2007 and 2006, approximately 16% and 21%, respectively, of the Plan's net assets were invested in The South Financial Group, Inc. common stock.

Payment of Benefits: Benefits are recorded when paid.

(Continued)

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

NOTE 4 - INVESTMENTS

The following presents individual investments at fair value that represent 5 percent or more of the Plan’s net assets:

	2007	2006
Dodge & Cox Stock Fund	$10,338,234	$10,870,421
Dodge & Cox Balanced Fund	5,690,829	5,713,634
American Funds – Growth Fund of America	7,662,477	6,359,284
Thornburg International Value Fund	10,592,952	7,205,137
Federated Prime Obligations Fund	8,284,050	8,026,484
Vanguard Institutional Index Fund	8,999,871	--
The South Financial Group Unitized Stock Fund	13,577,616	17,100,880
Vanguard 500 Index Fund	--	9,348,129
Keeley Small Cap Value Fund	4,520,577	--

During 2007, the Plan’s investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,238,362, and the Plan’s investment in common stock depreciated in value by $7,225,278.

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. The Plan paid fees of $112,998 to American Pensions, Inc., a wholly owned subsidiary of the Company for the cost of recordkeeping services during 2007. As American Pensions, Inc. is a subsidiary of the Company, the payment of these fees constitutes a party in interest transaction. Approximately $409,493 of cash dividends were paid to the Plan by The South Financial Group, Inc. during 2007 based on shares held by the Plan on the dates of declaration.

(Continued)

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS (Continued)

At year-end, the Plan held the following party-in-interest investments (at fair value):

	2007	2006
The South Financial Group, Inc. common stock, 861,548 and 648,353 shares	$13,577,616	$17,100,880
Loans to plan participants	1,413,343	1,301,710

NOTE 6 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $19,508 and $26,728 at December 31, 2007 and 2006, respectively.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 2007 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(Continued)

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$86,008,259	$81,750,925
Amounts allocated to withdrawing participants	(19,508)	(26,728)

Net assets available for benefits per the Form 5500	$85,988,751	$81,724,197

The following is a reconciliation of 2007 benefits paid to participants per the financial statements to benefits paid to participants per the 2007 Form 5500:

Benefits paid to participants per the financial statements	$15,354,581
Amounts allocated to withdrawing participants at December, 31 2007	19,508
Amounts allocated to withdrawing participants at December 31, 2006	(26,728)

Benefits paid to participants per the Form 5500	$15,347,361

NOTE 9 - PLAN MERGER

Effective December 1, 2007, The South Financial Group, Inc. Employee Stock Ownership Plan (ESOP) was merged into the Plan. All employer stock of the ESOP plan was fully allocated to all participants prior to the merger. The transfer of the ESOP assets in the amount of $5,807,504 into the Plan was completed on December 10, 2007.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Plan Sponsor: The South Financial Group, Inc.
Plan Number: 001
EIN #: 57-0824914

(a) (b)	(c)	(d)	(e)
Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
AMERICAN FUNDS - GROWTH FUND OF AMERICA	Mutual Fund	**	7,662,477
COLUMBIA ACORN Z FUND	Mutual Fund	**	682,357
DODGE & COX STOCK FUND	Mutual Fund	**	10,338,234
DODGE AND COX BALANCED FUND	Mutual Fund	**	5,690,829
FEDERATED PRIME OBLIGATIONS FUND	Money Market Fund	**	8,284,050
KEELEY SMALL CAP VALUE FUND	Mutual Fund	**	4,520,577
MANAGERS BOND FUND	Mutual Fund	**	1,970,315
* PARTICIPANT LOANS	Interest Rates from 4% to 8.25%	**	1,413,343
* THE SOUTH FINANCIAL GROUP, INC. COMMON STOCK	Employer Common Stock	**	13,577,616
THORNBURG INTERNATIONAL VALUE FUND	Mutual Fund	**	10,592,952
VANGUARD PRIME MONEY MARKET FUND	Money Market Fund	**	330,156
VANGUARD TARGET RETIREMENT FUND - 2005	Mutual Fund	**	84,580
VANGUARD TARGET RETIREMENT FUND - 2015	Mutual Fund	**	586,594
VANGUARD TARGET RETIREMENT FUND - 2025	Mutual Fund	**	763,725
VANGUARD TARGET RETIREMENT FUND - 2035	Mutual Fund	**	693,587
VANGUARD TARGET RETIREMENT FUND - 2045	Mutual Fund	**	494,425
VANGUARD TOTAL BOND INDEX FUND	Mutual Fund	**	1,627,671
VANGUARD INSTITUTIONAL INDEX FUND	Mutual Fund	**	8,999,871
VANGUARD MID CAP INDEX FUND	Mutual Fund	**	3,433,161
VANGUARD WELLESLEY FUND	Mutual Fund	**	2,126,520

			83,873,040

* Indicates party-in-interest to the Plan
** All assets are participant directed. Cost information is not required.